[Adams & Reese Letterhead]

May 30, 2006

Via Federal Express and EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Dear Mr. Schwall:

As you know, BPZ Energy, Inc. (the “Company” or “BPZ”) filed a Form 8-K Current Report on May 22, 2006 (the “Form 8-K”) relating to its settlement of litigation with Navidec Financial Services, Inc. (“NFS”) and certain likely accounting restatements, including:

1.              The consolidation of Navidec Financial Services, Inc. (“NFS”),

2.              The inclusion of the historical information of BPZ & Associates, Inc. (“Associates”), and

3.              The accounting treatment of the earnout shares distributed to former BPZ-Texas shareholders.

The purpose of this letter is to explain to you the conclusions the Company has reached on these issues and to respond to questions raised by Jill Davis of the SEC on a phone call with the undersigned on May 25, 2006. After the Company has consulted with you on these issues, the Company will respond to the balance of the SEC’s comments in its letters dated April 5, 2006 and April 20, 2006 and will file the necessary amendments to its outstanding SEC filings as soon as practicable.

Consolidation of NFS

Introduction

In its comment letters to the Company, the staff of the SEC has understandably questioned the nature of the Company’s relationship with NFS. As an example, in your letter to the Company dated April 5, 2006, you state, in part:

“11… It is unclear to us how NFS could attempt to distribute the shares of an entity that BPZ Energy, Inc. beneficially owned. Further, it remains unclear how as the beneficial owner, the company was unaware of the activities of its wholly owned subsidiary. Please advise.”

The Company is responsible for the confusion and only recently understood all the relevant facts. Since the date of the merger between BPZ Energy, Inc., a Texas corporation, (“BPZ-Texas”) and the Company’s predecessor, Navidec, Inc. (“Old Navidec”), the Company has had no control over and has not had uninterrupted, free access to, NFS or its financial records. In fact, NFS has at times prevented the Company access to NFS’ financial records, leading to the litigation filed by the Company in Colorado. Only recently, in connection with the Colorado litigation, did the Company learn that, since the day before the merger, the Company has never been a record shareholder of NFS. This is explained in more detail below.

BPZ is Not a Record Holder of NFS Stock

As a result of its litigation with NFS, the Company has recently learned that it never had any record or beneficial ownership of NFS. In particular, the transfer agent for NFS’ stock states in an affidavit attached as an exhibit to NFS’ March 24, 2006 response to the Company’s civil action in Colorado (Attachment 1) that new share certificates of NFS were issued in the names of the shareholders of record of the pre-merger Navidec (“Old Navidec”) on September 9, 2004, the date before the merger. The shares were in the transfer agents’ possession on September 9, 2004. The transfer agent also states, “No certificate has been issued to BPZ.”

While it may seem odd that the Company did not previously know the status of the shares of NFS, the parties never intended for the Company to purchase NFS. Not knowing that NFS share certificates had been issued on September 9, 2004 in the names of the shareholders of Old Navidec, the Company coined the term “nominal” to describe what it believed was its interest in NFS pending final distribution. The Company now knows this was inaccurate. The Company had no ownership in NFS.

A Colorado corporation (like corporations in other states) is required by law to maintain, by itself or through an agent, a record of its shareholders that sets forth each shareholder’s name, address and number of shares owned. Many corporations, like NFS, take advantage of the statute’s authorization to use transfer agents for keeping and maintaining the list of its registered shareholders. NFS’s transfer agent is Computershare Trust Company, Inc. (“CTC”) located in Golden, Colorado. In the affidavit noted above, CTC also confirms that the Company has not been a shareholder of record of NFS since September 9, 2004, when the NFS shares were issued in the names of the pre-merger shareholders.

The Colorado Business Corporation Act provides that the shareholder list maintained by a corporation is the official record of share ownership. The statute gives the courts and the corporation certainty as to who is entitled to the shareholder rights provided by law, including notices of meeting, voting, shareholder actions, etc. For the same purpose, NFS’ bylaws provide that the corporation is entitled to rely upon its list of registered stockholders for all purposes without recognizing any other equitable, contractual or other claim to such shares.

Since shares certificates were issued in the names of the Old Navidec shareholders on the day prior to the merger, the Company was never a shareholder of NFS and, thus, has never had any ownership in NFS.

The Spin-Off

A “spin-off” of NFS is contemplated by the merger agreement; however, “spin-off” is not a defined term. The “spin-off” of NFS is first mentioned in the merger agreement in Section 3.1(d)(iv), which states, in part:

“It is contemplated by the parties in this Agreement that at the effective date of the completion of all transactions contemplated by this Agreement including the finalization of the spin-off of Navidec Financial, effectively, Navidec, as of the Closing Date, would have no assets, no liabilities and no effective business other than the businesses of BPZ.”

As explained above, the transfer contemplated above occurred on September 9, 2004, the date before the merger.

Section 5.2 of the merger agreement further discusses the “spin-off” under Article V, CERTAIN COVENANTS, where it provides:

“Navidec shall take all steps necessary to effect the ‘spin-off’ of its wholly owned subsidiary, Navidec Financial to the shareholders of Navidec as of any record date preceding the Closing. Prior to the spin-off, Navidec Financial shall be assigned essentially all of the business assets including two million shares of duly issued fully paid Navidec common stock and all of the liabilities of Navidec and agree to indemnify Navidec from any liability relating to the assigned liabilities. Additionally, Navidec Financial’s management shall take the steps deemed necessary at its expense to qualify the spin-off pursuant to the Securities Act as is required. To the extent that the actions required to complete the spin-off of Navidec Financial are not completed prior to the date of Closing, the Parties hereto agree in accordance with Section 1.2 to cooperate fully with the new management of Navidec Financial to complete all necessary filings, registrations, and the execution of all agreements required to consummate the transactions contemplated and necessary relative to the spin-off.”

In summary, Old Navidec’s responsibility for the “spin-off” was to transfer its assets and liabilities to NFS (which occurred prior to closing). NFS’s responsibilities included indemnifying Old Navidec relating to the assigned liabilities (which occurred at closing) and getting the securities registered with the SEC at its expense. NFS and the Company agreed to cooperate to complete all necessary filings, including registrations with the SEC. NFS has in fact made no requests of the Company in connection with these matters, and the Company has not been kept informed of NFS’ actions in this regard.

The “spin-off” was not a condition precedent to the merger. In fact, the merger did occur and the Company now knows that shares of NFS were issued the day before the merger in the names of the record holders of Old Navidec. The only covenant related to the spin-off which continues between the parties is the covenant to cooperate in NFS’ efforts to register their shares. NFS shares do not somehow revert back to the Company if NFS fails in its efforts to register these securities.

Previous Discussions

In its previous conversations with the staff of the SEC, the Company discussed several reasons why it did not believe it should consolidate the financial results of NFS. While the Company does not wish to belabor these points here, it does believe certain of these facts are germane to the current discussion, including:

1.                                      The Company and NFS have distinct management and report to different boards of directors,

2.                                      Prior to the closing of the merger, all existing directors of NFS resigned except the CEO who then appointed his own slate of board of directors,

3.                                      The two entities are in completely separate lines of business with no overlap of assets. The operations of each company are autonomous and maintain offices in different states,

4.                                      The “spin-off” of NFS was approved by the board of directors of Old Navidec prior to the closing of the merger and is final and irrevocable, and

5.                                      The Company has not provided any financial guarantees or loan commitments to NFS, nor does it have any plans to do so.

Conclusion

The parties never intended for the Company to own or control NFS. At time of the merger, the sole director of NFS was its CEO who subsequently appointed his own slate of directors. The management of the Company and NFS are distinct and there is no overlap. The Company did not own NFS shares at the time of the merger, thus it has never had any voting rights. The merger agreement placed no restrictions on the

Company on the voting of NFS shares since it was not contemplated that the Company would ever own any NFS shares.

The only responsibility for the “spin-off” that the Company assumed post-merger was to cooperate with NFS in its efforts to register its securities with the SEC. This covenant to cooperate does not result in any kind of ownership (record, beneficial, “nominal” or otherwise) by the Company in NFS, and the Company has learned it has never had any interest in NFS since the day before the merger. Thus, the Company now understands that there is no basis, legal or accounting, for the Company to reflect the results of NFS in its financial statements.

The Company excluded the results of NFS in its original filings with the SEC. As you know, the Company completed a restatement of its filings in January 2006 to account for NFS on the equity method based upon its belief at the time that it was the record holder of NFS shares, but that its “nominal” ownership was temporary and that it could not exercise control.

Now that the Company knows that it was never the record holder of NFS shares, the Company now believes it should not have restated its financial statements to reflect the results of NFS on the equity method.

The Company intends to amend its filings with the SEC to exclude the post-merger results of NFS and to clarify and correct the discussions of the merger and its relationship with NFS. The Company regrets the confusion and will take all the necessary steps to file the amendments as soon as practicable.

Inclusion of the Financial Results of Associates

Introduction

In the staff’s comment letter to the Company dated April 5, 2006, it states, in part:

“12. We note from your response the prior relationship with BPZ & Associates. It appears that BPZ & Associates and BPZ-Texas may have been entities under common control. As it appears you have not included the historical information of BPZ & Associates, please tell us why you believe these entities were not under common control.”

Associates and BPZ-Texas are under common control. The current CEO of the Company formed Associates in 1989 for the purpose of consulting on international oil and gas concessions, with a particular focus in South America. To take advantage of two distinct opportunities, Associates formed two wholly-owned subsidiaries: BPZ Environmental Energy Services, Inc. (“EES”) in 2000 and BPZ-Texas (the company merged with Old Navidec) in 2001. EES was formed to provide environmental services to energy companies in South America. BPZ-Texas was incorporated to acquire the rights to a concession in Peru.

While EES had little activity since its formation, Associates continued to consult to both its subsidiary, BPZ-Texas, and others until the merger of BPZ-Texas with Old Navidec in 2004. For the period from January 1, 2001 to December 31, 2004, Associates had consulting revenues of $1,658,000 and net income of $247,000 (Attachment 2). Associates has never been audited. At the time of BPZ-Texas’ merger with Old Navidec in September 2004, the remaining employees of Associates became employees of BPZ-Texas.

Analysis

Since the Company’s reverse merger with Old Navidec in September 2004, the Company has presented its stand-alone financial statements in filings with the SEC. The Company understands that generally accepted accounting principles (“GAAP”) and Regulation S-X may allow the presentation of the combined financial statements if such entities were under common control. Rule 3A-02 states, in part, “Other particular facts and circumstances may require combined financial statements…” (emphasis added).

While the Company also understands that the filing of combined financial statements has become common practice, GAAP does not require such a presentation and Regulation S-X does not require it in all circumstances where entities are deemed to be under common control. There are numerous examples of situations where entities under common control are not presented in a combined presentation.

In the Company’s case, a combined (i.e., consolidated) presentation of Associates, BPZ-Texas and EES would be problematic for the following reasons:

1.              Associates, BPZ-Texas and EES were each in separate lines of business in various stages of maturity such that a combined presentation in the period before the merger of BPZ-Texas and EES on September 10, 2004, would not be meaningful,

2.              Since Associates and EES were not part of the merger between BPZ-Texas and EES, post merger financial statements of the Company would exclude Associates and EES,

3.              Associates and EES were formed in 1989 and 2000, respectively, and no audits have been performed since inception, and

4.              Being an exploratory stage company, the statements of income and cash flows require an inception to date presentation.

The Company believes stand alone financial statements of BPZ-Texas are the most meaningful presentation to investors in our particular facts and circumstances. The Company is currently undertaking a review of the historical costs of Associates since the formation of BPZ-Texas in 2001 to be assured that costs of Associates have been allocated to BPZ-Texas in accordance with SAB Topic 1 B. The Company is also reviewing its disclosures to be assured that the Company has adequately described its policy of allocating expenses from Associates to BPZ-Texas. Based upon the initial review of the financial records of Associates, the Company believes it can complete these reviews and quantify any potential adjustments by the end of next month (June 2006).

Earnout Shares Distributed to Former BPZ-Texas Shareholders

In the staff’s comment letter to the Company dated April 20, 2006, it states, in part:

“3. We note that during December 2004 certain earn-out share reserve targets were met relating to reserves and that the related issuance of shares to former shareholders of BPZ-Texas in 2005 was accounted for as a stock dividend. Based on the terms of the merger agreement, it appears that this issuance of these earn-out shares to the former shareholders of BPZ-Texas represents a non-pro rata distribution rather than a stock dividend. As the shares are earned based on certain exploration and production milestones, the share issuance appears to represent consideration for exploration costs or a retained royalty interest. As such, we believe you should modify your financial statements to reflect a royalty expense and related liability to issues shares in the period earned, December 2004, based on the fair value of the shares at that time. Please modify your financial statements accordingly.”

The distribution of shares in connection with the achievement of the initial earnout is analogous to a stock dividend by the accounting acquirer and not “exploration costs or a retained royalty interest”. The Company believes accounting for the earnout as a dividend to the former constructive holders of BPZ-Texas is more representative of the substance of the transaction and is supported by accounting literature. In the following paragraph, The Accounting Research Manager, published by CCH, addresses the rare circumstance where the accounting acquirer has an earnout provision:

“If a reverse acquisition includes an earn-out arrangement, the accounting for the earn-out arrangement does not follow Statement 141 because the earn-out would be payable to the shareholders of the accounting acquirer. Therefore, the earn-out would be treated as a dividend.”

The recognition of an expense for the achievement of the earnout would result in a non-cash charge of as much as $32 million for the time period from September 10, 2004, the date of the merger, to December 28, 2004, the date the reserves were certified. Such a charge would represent approximately 20 times the operating expenses incurred by the Company for the entire year. It does not appear appropriate to the Company to recognize such a loss during such a short period upon achievement of a milestone that the Company had been working towards for years. Based upon these facts and the accounting literature cited above, the Company continues to believe the issuance of shares in connection with the earnout is more appropriately accounted for as a stock dividend by the accounting acquirer.

The Company has discussed these accounting issues with Johnson Miller & Co. CPA’s PC who agree with the conclusions reached in this letter.

The Company stated in its Form 8-K that it believes it can accomplish any required restatements by mid August. This estimate included significant time to consolidate and audit the financial results of NFS. The consolidation of NFS operations would provide many accounting challenges, including being able to provide a certification as to NFS’ disclosure controls and accounting for the numerous NFS capital transactions that the Company, for reasons that should now be clear, never approved. However, the Company believes these amendments could be filed as early as the end of next month (June 2006), depending on the conclusions reached on the accounting issues discussed in this letter.

I will call you this week to make arrangements for a conference call to discuss these accounting issues and answer any questions you may have.

Very truly yours,

ADAMS AND REESE LLP

Mark W. Coffin

Cc:	Ms. Leslie Overton
Ms. Melinda Campbell Duru
Mr. Kevin Stertzel
Ms. Jill Davis
United States Securities and Exchange Commission

Mr. Manuel Pablo Zuniga-Pflucker
Mr. Randall D. Keys
BPZ Energy, Inc.

Mr. David C. Baggett
Opportune LLP

ATTACHMENT 1

DISTRICT COURT, ARAPAHOE COUNTY,

STATE OF COLORADO

Arapahoe County Justice Center

7325 S. Potomac Street

Englewood, CO 80112

Plaintiff/Petitioner:

BPZ ENERGY, INC.

v.

Defendant/Respondent:

NAVIDEC FINANCIAL SERVICES, INC.

Tobin D. Kern, #29384

Hoffman Reilly & Pozner LLP

511 Sixteenth Street, Suite 700

Denver, Colorado 80202

Telephone:                 303-893-6100

Telecopier:                  303-893-6110

E-mail: tkern@litigationcolorado.com

Case No. 2006CV941

AFFIDAVIT OF THERESA HENSHAW

I, Theresa Henshaw, being duly sworn, declare as follows:

1.             I am an adult with personal knowledge of the matters set forth herein.

2.             1 am Operations Supervisor for Computershare Trust Company, Inc. (“CTC”). CTC is located at 350 Indiana Street, Suite 800, Golden, Colorado, 80401.

3.             CTC is the appointed transfer agent of Navidec Financial Services, Inc., a Colorado corporation (“NFS”). CTC has been NFS’s transfer agent since December 16, 2004.

4.             As transfer agent, CTC is responsible for maintaining the Master Securityholder list of NFS’s shareholders. The NFS shareholder list maintained by CTC sets forth all persons or entities in whose name NFS shares are registered and who thereby are the “registered shareholders” of NFS shares.

5.             The NFS Master Securityholder list maintained by CTC is used for all NFS shareholder notices, transfers or exchanges and distributions.

6.             Attached hereto as Ex, A. is the NFS Master Securityholder list maintained by

CTC as of December 31, 2005. Exhibit A accurately sets forth all registered shareholders of NFS as of December 31, 2005. Since that date, there have been no changes to the list of NFS record owners.

7.             BPZ Energy, Inc. (“BPZ”) is not presently a registered shareholder of record of NFS, nor was BPZ a registered shareholder of record of NFS at any time in 2005 or 2006, according to the Master Securityholder list maintained by CTC.

8.             All NFS shares listed at Ex. A, except the shares registered in the name of Cede & Co. as described below, are “certificated.” Each certificate is a physical document evidencing ownership of NFS’s shares. CTC is responsible for issuing, exchanging or cancelling all NFS share certificates. Certificates are issued and exchanged based upon the Master Securityholder list maintained by CTC, meaning that certificates bear the name and number of shares according to the Master Securityholder list. NFS certificates are either “free trading” or “restricted.” Restricted share certificates include a legend on the certificate stating the restriction on sale or transfer that applies.

9.             CTC issued certificates to each record owner of NFS’s shares as set forth in Ex. A, on September 9, 2004 and mailed the issued certificates on February 2, 2005. No certificate has been issued to BPZ.

10.          In June 2005, NFS instructed CTC to begin a recall of all outstanding certificates of NFS shares, due to errors that occurred with the initial issuance on September 9, 2004. The recalled certificates were to be replaced with new certificates to be issued to the NFS record owners. The certificate recall was reversed on November 28, 2005, with no new issuance of certificates, after NFS determined that it would await further action by the SEC before issuing any new certificates in exchange for the certificates issued on September 9, 2004. As a result, any NFS certificates surrendered for exchange as of November 28, 2005, as part of the recall, were returned to the surrendering shareholders on November 28, 2005.

11.          No NFS share certificate issued on September 9, 2004 has been cancelled, with the exception of the certificate issued to Cede & Co. Cede & Co. is the record owner of NFS shares held in “street name,” meaning shares held by individuals or entities through a brokerage or other third party account. Cede & Co. continues to be record owner of those NFS shares, but in uncertificated form.

12.          Each NFS shareholder of record set forth at Ex. A, except Cede & Co., continues to hold NFS share certificates, in the names and share amounts set forth at Ex. A, as a result of the events described above.

I declare under penalty of perjury that the foregoing declaration is true and correct to the best of my knowledge, information and belief.

Dated March 22, 2006.

/s/ Theresa Henshaw
Theresa Henshaw

STATE OF COLORADO	)
) ss:
COUNTY OF DENVER	)

Subscribed and sworn to before me this day of March, 2006 by Theresa Henshaw.

Notary Public

My Commission expires:

ATTACHMENT 2

BPZ & Associates, Inc.

Parent Only

Statement of Operations

Years Ended December 31, 2001, 2002, 2003 and 2004

(Unaudited)

	2001	2002	2003	2004	Total

Revenue	$635,780	$861,880	$11,338	$148,550	$1,657,548

Operating expenses	596,612	668,928	285,505	285,401	1,836,446

Operating income	39,168	192,952	(274,167)	(136,851)	(178,898)

Other income	94,186	773	—	331,269	426,228

Income/(loss) before tax	133,354	193,725	(274,167)	194,418	247,330

Income taxes	0	203	0	0	203

Net income / (loss)	$133,354	$193,522	$(274,167)	$194,418	$247,127

Note: Excludes equity interest in subsidiaries.